October 30, 2024

Hok C Chan
Chief Executive Officer
Toppoint Holdings Inc.
1250 Kenas Road
North Wales, PA 19454

       Re: Toppoint Holdings Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed October 17, 2024
           File No. 333-281474
Dear Hok C Chan:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 10, 2024 letter.

Amendment No. 2 to Registration Statement on Form S-1
Capitalization, page 32

1. We note your introductory disclosure to the capitalization table states the amounts presented on a pro forma basis reflect net proceeds from the offering of $8,375,000.
       Tell us how you determined the increase of $8,740,000 to total pro forma
       shareholder   s equity and cash and cash equivalents as of June 30,
2024.
Dilution, page 33

2. Please tell us how you determined the pro forma net tangible book value as of June
       30, 2024, to be $10,363,104 based on the sale of 2,500,000 shares of common stock at an assumed initial offering price of $4.00 per share less the deductions that are disclosed.
 October 30, 2024
Page 2

Certain Relationships and Related Party Transactions
Material Transactions with Related Parties, page 70

3. We note your response to prior comment 2 that the board of directors intends to waive repayment of such amount as a bonus before the registration statement becomes effective. Please revise your disclosure to disclose when the board waives the repayment of the outstanding advances of $292,300, and ensure that such compensation expense is reflected in the appropriate financial statements.
        Please contact Brian McAllister at 202-551-3341 or Shannon Buskirk at 202-551-
3717 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell at 202-551-5351 or Kevin Dougherty at 202-551-
3271 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:   Louis Bevilacqua